SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                         INTERMETRO COMMUNICATIONS, INC.
                        --------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                        --------------------------------
                         (Title of Class of Securities)


                                   45882L 10 1
                        --------------------------------
                                 (CUSIP Number)

                                  JOSHUA TOUBER
                         578 WASHINGTON BLVD, SUITE 270
                            MARINA DEL REY, CA 90292
                                 (323) 993-5995
                        --------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                FEBRUARY 28, 2011
                        --------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-l(g), check the following box [ ].

                         (Continued on following pages)


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                                  SCHEDULE 13D

CUSIP NO.   45882L 10 1

1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       JOSHUA SAMUEL TOUBER

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

       (A) [ ]
       (B) XX

3.     SEC USE ONLY

4.     SOURCE OF FUNDS - PF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION - U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.     SOLE VOTING POWER:         8,486,317

8.     SHARED VOTING POWER:       0

9.     SOLE DISPOSITIVE POWER:    8,486,317

10.    SHARED DISPOSITIVE POWER:  0

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,486,317 SHARES OF COMMON STOCK

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.3%

14.    TYPE OF REPORTING PERSON - IN

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

ITEM 1.   SECURITY AND ISSUER.

         This Schedule 13D relates to of shares of Common Stock of InterMetro Communications,, Inc., a Nevada corporation (the "Company"). The Company's principal business address is 2685 Park Center Drive, Bldg. A, Simi Valley, California 93065.

ITEM 2.    IDENTITY AND BACKGROUND.


         Name:                              Joshua Samuel Touber
         Business address:                  c/o Touber Media, LLC
                                            578 Washington Blvd., Suite 270
                                            Marina Del Rey, CA 90292
         Principal occupation:              President, Touber Media, LLC
                                            Media consulting
                                            578 Washington Blvd., Suite 270
                                            Marina Del Rey, CA 90292
         Citizenship:                       U.S.


         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person used personal funds to purchase the Company's securities. The Reporting Person acquired a total of 701,329 shares and 219,236 warrants in connection with a business combination between the Company and its predecessor. His original purchase price for the securities was $187,955. Holder paid $4,313.61 to exercise 61,623 warrants to purchase Common Stock. A total of 1,100,000 shares were acquired pursuant to the terms of stock purchase warrants (the "Loan Warrants") which entitled the Reporting Person to elect to receive shares (the number determined by the average of the 10-day bid price before the election) in lieu of exercising the warrants. The Loan Warrants were acquired in connection with loans from the Reporting Person to the Company in the aggregate principal amount of $450,000. Pursuant to the terms of loan modifications 700,000 warrants were acquired and beneficial rights to 2,298,428 shares and 2,298,428 warrants resulting from the new right of optional conversion of any outstanding principal, fees and interest at Holder's discretion. Stock options for the purchase of an aggregate of 184,848 shares were granted to the Reporting Person by the Company's predecessor as incentive compensation. Subsequent to the last filing, warrants for 1,230,745 shares expired; the right to purchase 2,298,428 shares subject to the warrant upon conversion of the loan expired; an option was granted providing for an additional fully exercisable 1,000,000 shares; and additional interest in the amount of $207,879 accrued on the outstanding loan, representing 440,089 additional shares. See also the information in Item 5, which is hereby incorporated herein by this reference.

ITEM 4.    PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Company's securities for investment purposes. The Reporting Person serves as a director of the Company and, in such capacity only, may be involved in matters described in paragraphs (a) through
(j) of Item 4 to Schedule 13D. Except as stated herein, the Reporting Person has no present intention to engage in any of the matters contemplated by paragraphs
(a) through (j) of Item 4 to Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         As of March 30, 2012, the Reporting Person beneficially owned an aggregate of 8,486,317 shares of the Company's Common Stock, including (i) 700,000 shares subject to Warrants; (ii) 1,184,848 shares subject to options; and (iii) 2,738,517 shares subject to subordinated notes convertible into shares of Common Stock, representing 11.3% of the Company's outstanding Common Stock as of March 30, 2012 as reported in the Company's Form 10-K filed on March 30, 2012. These amounts also include 123,246 shares held by Laurel Research, Inc., of which the Reporting Person is an 80% shareholder and sole officer and director. All options and Warrants, and the conversion rights subject to the subordinated notes, are exercisable within 60 days.

         The filing of the last Amendment to the Schedule 13D reported aggregate beneficial ownership of 10,575,401 shares of Common Stock, or 13.3%. Since filing the last Amendment, the following transactions occurred that changed the Reporting Person's ownership of Company Common Stock: (i) Warrants to purchase 1,230,745 shares of Common Stock expired; (ii) the Warrants that were issuable upon the conversion of the 2008 and 2009 Convertible Notes with an exercise price of $0.01 per share expired, thereby eliminating the right of the Reporting Person to acquire 2,298,428 shares of Common Stock upon exercise of the Warrants; (iii) an additional amount of accrued interest payable on the 2008 and 2009 Convertible Notes in the amount of $209,879 through May 31, 2012, increased the number of shares that could be issued upon conversion of the 2008 and 2009 Convertible Notes by an additional 440,089 shares; and (iv) on March 22, 2012, the reporting person was granted an option of which 1,000,000 shares vested immediately upon grant.

         Since the filing of the last Amendment to the Schedule 13D, the Voting Agreement with Charles Rice expired, thereby giving the Reporting Person sole voting and dispositive power over the shares of Common Stock beneficially owned by the Reporting Person.

         The information set forth in response to Items 7 through 10 of the cover page of this Schedule 13D is hereby incorporated herein by this reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         None

                  .
                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct


Dated: March 30, 2012
                                     /s/ Joshua Samuel Touber
                                     _____________________________________
                                         Joshua Samuel Touber






























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